October 31, 2012

VIA EDGAR

Mr. Dominic Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:          FactorShares Trust
File Nos. 333-182274 and 811-22310

Dear Mr. Minore:

On behalf of our client, FactorShares Trust (the “Trust”), we are writing to respond to Staff comments we received orally on October 5, 2012 and October 19, 2012 regarding pre-effective amendment no. 1 to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 31, 2012.  The Staff’s comments and the Trust’s responses are set forth below.  Disclosure changes in response to Staff comments will be made in pre-effective amendment no. 2 to the Trust’s Registration Statement, which will be filed with the SEC subsequent to the filing of this letter.  Capitalized terms used, but not defined, herein have the same meaning given to them in the Registration Statement.

Mr. Dominic Minore
October 31, 2012

Prospectus

1.
Comment - Information Regarding the Indexes:  The disclosure indicates that investors may access publicly available information about each Fund’s Underlying Index and the Index Provider’s applicable index methodology by visiting www.ise.com/index; however, information regarding the Funds’ Underlying Indices is not currently available on this website.  Disclose where this information is accessible to investors.

Response: Information regarding each Fund’s Underlying Index and its index methodology is now available at www.ise.com/index.

2.
Comment - Fees and Expenses:  Revise each Fund’s fee table to disclose the Fund’s Management Fee as a separate line item from that of Other Expenses.  The Management Fee should reflect 15 basis points (“bps”) and Other Expenses should reflect the remainder of the business management fee (54 bps).

Response:  The requested changes have been made to each Fund’s fee table.

3.
Comment - Fees and Expenses:  We understand that, in return for a fee, the Business Manager will provide certain services to and pay all the expenses of the Funds, subject to certain exceptions (e.g., interest, taxes, extraordinary expenses). In your response letter, confirm that the amount of those exceptions is not expected to equal or exceed 1 bps during the Funds’ first year of operations.  If those exceptions are expected to amount to 1 bps or more, confirm that the amount will be included in the “Other Expenses” line item in the fee table.

Response:  Fund expenses that will not be paid by the Business Manager are not currently expected to exceed 1 bps.  Should the Fund determine that expenses that will not be paid by the Business Manager are expected to exceed 1 bps, that amount will be included in the “Other Expenses” line item in the fee table.

4.	Comment - Fees and Expenses: Disclose in a footnote to the fee table of each Fund that the Business Manager pays the Adviser its advisory fee.

Response:  The requested change has been made.

5.	Comment - Business Manager: In your response letter, explain why the Business Management Agreement need not comply with Section 15 of the Investment Company Act of 1940 (the “1940 Act”).

Response:  The Business Management Agreement does not need to comply with Section 15 of the 1940 Act because it is not an investment advisory agreement. The Business Manager will not provide the types of services that would cause it to become an investment adviser to the Funds. The Business Manager will be a service provider to the Funds much like an administrator, transfer agent or custodian, whose contracts are not subject to Section 15. As we explained in our comment response letter, dated August 31, 2012, the investment advisory agreement and sub-advisory agreement will be fully subject to Section 15 and will “precisely describe” the compensation paid thereunder. The fact that the Business Manager pays the Adviser its advisory fee from the business management fee should not cause the Business Management Agreement to become a contract subject to Section 15. This is not a function or service that would cause the Business Manager to be an investment adviser. Further, as noted in response to comment 8, below, under no circumstance will the Business Manager retain any portion of the investment adviser’s fee.

Mr. Dominic Minore
October 31, 2012

6.	Comment - Business Manager: In your response letter, explain why the Business Manager, rather than Fund shareholders, receives the benefit of the breakpoint in advisory fees.

Response:  The Business Manager is entitled to receive the benefit of the 2 bps breakpoint in advisory fees in recognition of the Business Manager’s agreement to subsidize the Funds by paying all of their expenses, subject to certain exceptions, above the amount of the business management fee. In agreeing to this subsidy, the Business Manager is assuming significant entrepreneurial risk in the Funds’ early stages, which can often be the most costly time period for funds and their shareholders.  The subsidy redounds to the benefit of Fund shareholders because in its absence, the Trust estimates that expenses would be much higher than 69 bps and these additional expenses would be borne by shareholders. Finally, the terms of this arrangement will be fully disclosed to shareholders.

7.
Comment - Business Manager:  In your response letter, clarify whether the business management fee can be increased during the initial term of the agreement. In addition, revise the business management fee disclosure to clarify whether the fee can increase during or after the initial term of the Business Management Agreement.

Response:  The Trust confirms that the business management fee cannot be increased during the initial term of the Business Management Agreement. The relevant sentence under the “Business Manager” section of the Funds’ prospectus has been revised as follows:

The business management fee ~~may~~ cannot be increased ~~without shareholder approval~~ during the initial term of the Business Management Agreement. The fee may be increased thereafter, without shareholder approval, subject to approval by the Fund’s Board of Trustees and by a majority of the Fund’s Independent Trustees.

8.
Comment - Business Manager:  We note there is a 120-day termination notice period in the Business Management Agreement and a 60-day termination notice period in the Advisory Agreement. This difference suggests that the Business Manager could retain the advisory fee during the 60-day period following an adviser’s termination. In your response letter, explain whether the Business Manager could retain the advisory fee in such circumstances.

Mr. Dominic Minore
October 31, 2012

Response:  Under no circumstance will the Business Manager retain any portion of the advisory fee. Disclosure to this effect has been added to the “Business Manager” section of the Prospectus.

9.	Comment - Business Manager: In your response letter, clarify whether the Business Manager will be reimbursed if Fund expenses payable by the Business Manager exceed the business management fee.

Response:  The Business Manager will not be reimbursed if Fund expenses payable by the Business Manager exceed the business management fee.

10.
Comment - Principal Investment Strategies:  Disclose in the summary prospectus of each Fund that the Fund may invest up to 20% of its total assets in securities that are not in the Fund’s Underlying Index to the extent that the Investment Adviser believes such investments should help the Fund’s overall portfolio track the Underlying Index.

Response:  The requested changes have been made to each Fund’s principal investment strategies.

11.
Comment - Principal Investment Strategies:  In your response letter, confirm that the Fund’s investment of up to 20% of its total assets in securities that are not in the Fund’s Underlying Index will not be used to effectuate leverage.

Response:  The Trust confirms that the Fund will not invest in securities outside of the Fund’s Underlying Index to effectuate leverage.

12.
Comment - Principal Risks:  In the “Concentration Risk” section of each Fund, disclose the industry or industries in which each Fund’s assets may become concentrated, differentiating each industry from its respective sector.

Response:  Each Fund’s “Concentration Risk” section has been merged with each Fund’s “Sector Risk” and subsequently revised as follows:

PureShares ISE Diamond/Gemstone ETF:

Gemstone Industry Concentration Risk. ~~Because the~~ The Fund~~’s~~ concentrates its assets ~~will be concentrated~~ in an industry or group of industries to the extent that the Underlying Index is so concentrated.  ~~s in a particular industry or group of industries~~  Because the Underlying Index is expected to concentrate in the Gemstone sub-industry of the Minerals industry (in the Natural Resources/Minerals sector), the Fund’s assets will be concentrated in, and will be more affected by the performance of, that sub-industry than a fund that is more diversified.~~a particular industry or group of industries  the Fund is subject to loss due to adverse occurrences that may affect that industry or group of industries~~.  ~~Gemstone Companies Sector Risk:~~  The success of companies that mine, explore, or produce gemstones depends heavily on the demand and supply of gemstones in the form of jewelry/investments as well as industrial uses.  Changes in consumer taste, consumer confidence, man-made alternatives, and spending among this segment of the population may have an adverse impact on the sale of gemstones in the market.

Mr. Dominic Minore
October 31, 2012

PureShares ISE Mining Service ETF:

Mining Industry Concentration Risk. ~~Because the~~ The Fund~~’s~~ concentrates its assets ~~will be concentrated~~ in an industry or group of industries to the extent that the Underlying Index is so concentrated.  ~~s in a particular industry or group of industries~~  Because the Underlying Index is expected to concentrate in both the Mining Service sub-industry and the Exploration, Extraction and Machinery sub-industry of the Mining industry (in the Natural Resources/Minerals sector), the Fund’s assets will be concentrated in, and will be more affected by the performance of, that sub-industry than a fund that is more diversified.~~a particular industry or group of industries  the Fund is subject to loss due to adverse occurrences that may affect that industry or group of industries~~.  ~~Mining Services Sector Risk:~~ The Mining Service sub-industry ~~sector~~ can be adversely affected by adverse market conditions, increased competition, environmental concerns, fluctuations in commodity prices and supply and demand of hard commodities, decreased metals demand and the success of exploration projects. ~~Resource Exploration, Extraction and Machinery Sector Risk:~~ The Exploration, Extraction and Machinery sub-industry can be adversely affected by adverse market conditions, increased competition, fluctuations in commodity prices and supply and demand of hard commodities, decreased metals demand and the success of exploration projects. Legal or regulatory changes, as well as changes in governments’ policies towards metals, could also adversely impact the Mining Services sub-industry ~~sector~~ and the Exploration, Extraction and Machinery sub-industry ~~sector~~ and therefore Fund performance.

Mr. Dominic Minore
October 31, 2012

PureShares ISE Junior Silver (Small Cap Miners/Explorers) ETF:

Silver Exploration and Production Industry Concentration Risk. ~~Because the~~ The Fund~~’s~~ concentrates its assets ~~will be concentrated~~ in an industry or group of industries to the extent that the Underlying Index is so concentrated.  ~~s in a particular industry or group of industries~~  Because the Underlying Index is expected to concentrate in the Silver Exploration & Production sub-industry of the Metals & Mining industry (in the Natural Resources/Minerals sector), the Fund’s assets will be concentrated in, and will be more affected by the performance of, that sub-industry than a fund that is more diversified.~~a particular industry or group of industries  the Fund is subject to loss due to adverse occurrences that may affect that industry or group of industries~~.  ~~Silver Companies Sector Risk:~~  The profitability of companies in the Silver ~~mining sector~~ Exploration & Production sub-industry is related to, among other things, the worldwide price of silver and the costs of extraction and production.  Worldwide silver prices may fluctuate substantially over short periods of time, so the Fund’s share price may be more volatile than other types of economic conditions, tax treatment, government regulation and intervention, and world events in the regions in which the companies operate (e.g., expropriation, nationalization, confiscation of assets and property, repatriation of capital, military coups, social unrest).  The price of the equity securities of silver mining companies and silver may not always be closely correlated.

13.
Comment - Investment Adviser:  Under “Fund Management”, the Trust describes the Investment Adviser as a “new” adviser with no assets under management.  Disclose in the summary prospectus of each Fund that the Adviser is newly formed.

Response:  The requested changes have been made to each Fund’s summary prospectus.

14.
Comment - Diamond/Gemstone ETF:  In your response letter, explain why “Diamond” appears in the name of the PureFunds ISE Diamond/Gemstone ETF, but it does not appear in the Fund’s Underlying Index: the ISE Gemstone Index.  In addition, clarify whether the Fund may invest differently than its Underlying Index and whether there are diamond companies in the ISE Gemstone Index.

Response:  The PureFunds ISE Diamond/Gemstone ETF will not invest differently than its Underlying Index. “Diamond” appears in the Fund’s name because it represents a category of gemstone.  The ISE Gemstone Index presently consists of 23 companies, some of which target diamonds exclusively and nine of which have the word “diamond” in their names. Using “Diamond” in the Fund’s name provides a more specific description of the product for investors.

Mr. Dominic Minore
October 31, 2012

15.
Comment - Junior Silver (Small Cap Miners/Explorers) ETF:  In your response letter, confirm that “junior” refers to small cap companies and explain why the parenthetical in the Fund’s name is necessary.

Response:  The Trust confirms that “junior” is a common term used in Canada that refers to small capitalization exploration companies that generally have no mining operations. The purpose of the parenthetical is to give meaning in the United States to the term “junior silver”.

16.
Comment - Junior Silver (Small Cap Miners/Explorers) ETF:  Add disclosure in the “Silver Companies Sector Risk” that differentiates the risks associated with silver companies from risks associated with silver trading as a commodity (e.g., operational risk, management risk).

Response:  The following sentence has been added to the “Silver Exploration and Production Industry Concentration Risk” section of the Fund’s summary prospectus.

Investing in a silver company involves certain risks unrelated to an investment in silver as a commodity, including production costs, operational and managerial risk, and the possibility that the company will take measures to hedge or minimize its exposure to the volatility of the market price of silver.

17.
Comment - Additional Risk Information:  Revise the introductory sentence in “Additional Risk Information” to clarify that this section provides additional information regarding the principal risks described in each Fund’s summary prospectus.

Response:  The requested change has been made.

18.
Comment - Additional Risk Information: Revise the prospectus as necessary so that each principal risk summarized in the three Funds’ summary prospectuses appears, in greater detail, in the “Additional Risk Information” section of the prospectus.

Response:  The requested change has been made.

Mr. Dominic Minore
October 31, 2012

19.	Comment - Business Manager: In your response letter, confirm that the Business Manager is not affiliated with the Trust, the Investment Adviser, or the Sub-Adviser.

Response:  The Trust confirms that the Business Manager is not affiliated with the Trust, the Investment Adviser or the Sub-Adviser.

20.
Comment - Business Manager: Expand the disclosure to indicate whether the Business Manager has the authority to terminate the Investment Adviser and/or the Sub-Adviser, and to hire replacements.  Also clarify whether the Business Manager will make investment decisions, provide investment advice or will otherwise act in the capacity of an “investment adviser” to the Funds for purposes of the 1940 Act and/or the Investment Advisers Act of 1940.

Response:  The following sentences have been added to the “Business Manager” section of the Fund’s prospectus.

The Business Manager will not make investment decisions, provide investment advice or otherwise act in the capacity of an “investment adviser” to the Funds.  Further, although the Business Manager pays the Fund’s advisory fees pursuant to the Business Management Agreement, the Business Manager does not have the authority to terminate either the Investment Adviser or the Sub-Adviser.

21.
Comment - Dividends:  Disclose that stockholders who receive distributions in the form of additional shares of the Fund will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends but will not receive a corresponding cash distribution with which to pay any applicable tax.

Response:  The requested change has been made.

Statement of Additional Information

22.	Comment - Additional Index Information: Provide a definition of “modified free-float market” and define the phrase within the Statement of Additional Information (“SAI”).

Response:  Each Underlying Index weights eligible component securities within the index by creating a “modified market capitalization” for each security. In accordance with each Underlying Index’s methodology, to derive the “modified market capitalization” for a security, each company’s market capitalization is modified by a factor that is based upon the percentage of company revenues generated from the sub-industry indicated by the Fund’s name. Disclosure to this effect has been added to the “Information Regarding the Indexes” section of the Prospectus and the “Additional Index Information” section of the SAI.

Mr. Dominic Minore
October 31, 2012

23.	Comment - Additional Index Information: Revise the last sentence under “Additional Index Information” in the SAI to clarify where and when changes to the Funds’ Underlying Indexes will be published.

Response:  The relevant sentence under the “Additional Index Information” section of the SAI has been revised as follows:

ISE publishes ~~the~~ changes to the ISE Indexes to its website at www.ise.com/index prior to the effective date of ~~the~~ such change ~~and on such effective date posts the changes to its website at~~ www.ise.com/index.

24.	Comment - Business Manager: In your response letter, explain how the services of the Business Manager differ from the services of the Administrator and explain how the Administrator is paid.

Response:  The Business Manager performs front office duties, including the payment of the Fund’s service providers, such as the Investment Adviser, Administrator, Distributor, Transfer Agent, Independent Auditor, and Custodian. The Business Manager also monitors the financial position of the Funds, reviews and analyzes Fund expense ratios, and collects and analyzes comparative statistical data on investment results, operating expenses and Fund growth.  The Administrator performs back office duties and, as such, provides general Fund management, coordinates with the Trust’s Board of Trustees, supplies office facilities, performs regulatory compliance, assists fund counsel with SEC registration and reporting, and performs financial and tax reporting. For its services, the Administrator is paid by the Business Manager.

25.
Comment - Investment Restrictions:  In the second, third, and fourth enumerated non-fundamental investment restriction, clarify that each of the Gemstone Companies, Mining Service Companies, and Junior Silver Companies in which a Fund invests (i) will derive at least 50% of its revenues from or (ii) will have at least 50% of its assets devoted to the business activities identified in each Fund’s applicable non-fundamental investment restriction. Also make corresponding changes to the corresponding prospectus disclosure.

Mr. Dominic Minore
October 31, 2012

Response: As described in the Index Methodology of each Fund’s Underlying Index, a company that meets eligibility requirements for inclusion in an Underlying Index has a “modified market capitalization” that derives from the percentage of company revenues generated from the sub-industry indicated by the Fund’s name. For example, subject to the eligibility restrictions set forth in each Fund’s Index Methodology, the market cap of a company generating more than 50% of its revenues from the sub-industry indicated by the Fund’s name (a “pure play company”) is multiplied by a factor of three for weighting purposes; whereas, the market cap of a company generating less than 50% of its revenues from the sub-industry indicated by the Fund’s name (a “non pure play company”) is only multiplied by a factor of one for weighting purposes.  By using a “modified market capitalization” weighting scheme for index components, rather than relying on a 50% revenue/asset standard, the Underlying Index can include certain key businesses that make up large fractions of the relevant sub-industry but would not have been included in the Underlying Index under a 50% revenue/asset standard due to the fact that the business is a segment or division of a much larger company.  Although the Trust confirms that each Fund will not invest less than 80% of its nets assets in securities of publicly traded companies that are actively engaged in some aspect of the industry from which the Fund derives its name, we decline to apply a 50% revenue/asset standard, because doing so would prevent the Underlying Indexes from including key businesses in each sub-industry.  The Trust believes that each Fund’s Index Methodology ensures that each Fund will adhere to its 80% non-fundamental investment policy. Disclosure to this effect has been added to the prospectus and SAI.

Part C and Exhibits

26.	Comment - Signature Page: On the signature page, disclose that Joel Colpitts is signing in his capacity as both a principal financial officer and a principal accounting officer.

Response:  The requested change has been made.

27.	Comment - Advisory and Business Management Agreements: Define “bps” as “basis points” and clarify that fees are a percentage of net assets.

Response:  The Trust confirms that “bps” refers to basis points based on a Fund’s average daily net assets.  Although the executed Business Management Agreement does not define “bps”, the Prospectus and SAI each disclose that fees are based on average daily net assets. To provide further clarification, the following sentence has been added immediately prior to each Fund’s fee table.

The fees are expressed as a percentage of the Fund’s average daily net assets.

*  *  *  *  *

Mr. Dominic Minore
October 31, 2012

On behalf of the Trust, we acknowledge that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (iii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iv) the Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (202) 373-6799 with questions or comments.

Sincerely,

/s/ W. John McGuire

W. John McGuire